Exhibit 99.1

Lexington Realty Trust TRADED: NYSE: LXP One Penn Plaza, Suite 4015 New York NY 10119-4015

Lexington Realty Trust Sends Letter to Shareholders

Highlights Successful Portfolio Transformation, Strong Shareholder Returns and Platform
to Drive Growth

Lexington has Substantially Completed its Transition into a Leading, Pure-Play Single-Tenant Industrial REIT

New York – October 6, 2021 – Lexington Realty Trust (NYSE:LXP) (“Lexington” or “the Company”), a real estate investment trust (REIT) focused on single-tenant industrial real estate investments, today issued a letter to its shareholders.

The letter details the Company’s successful portfolio transformation and reiterates the Board of Trustees and management team’s commitment to enhancing value for all its shareholders. Highlights include:

•	Lexington’s progress transforming into a leading, pure-play single-tenant industrial REIT with a significant concentration of warehouse and distribution assets, resulting in a substantially more valuable portfolio;

•	The total shareholder return outperformance that Lexington has delivered since the majority of its portfolio has been comprised of industrial assets;

•	The Board of Trustees’ ongoing refreshment process, which has resulted in the addition of five new, independent trustees, including three diverse trustees, since September 2015; and

•	The compelling growth opportunities that the leadership team is pursuing to drive enhanced long-term financial performance and shareholder returns.

The full text of the letter to Lexington’s shareholders follows:

Fellow Shareholders,

Lexington Realty Trust’s (“LXP” or the “Company”) Board of Trustees and executive management team are committed to one clear priority: delivering value for you, the Company’s shareholders.

In recent years, our strategy has been to execute a comprehensive plan to transform the Company into an industrial REIT focused on single-tenant industrial assets. Historically, LXP was a diversified net-lease REIT focused on office properties. Today, the Company is a leading single-tenant REIT with a significantly upgraded portfolio of approximately 94% industrial assetsi (121 assets totaling 54.9mm square feet) as of June 30, 2021, consisting of predominantly modern warehouse/distribution facilities in the top markets across the Sun Belt

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and Midwest.  During this transition, we have delivered strong financial, operational, and share price results, including an 82% total shareholder return (TSR) over the past three years (10/01/2018 to 10/01/2021), outperforming both our primary single-tenant industrial (STAG and MNR) and proxy peersii as well as the MSCI US REIT Index (RMS).

We are excited about our continued growth plan of developing and purchasing high-quality warehouse/distribution assets, along with disciplined capital recycling, and we expect to drive significant upside for our shareholders.

You may be aware that as of June 30, 2021, Land & Buildings (“L&B”) disclosed a 0.7% ownership position in LXP.  Members of the LXP Board and management team have each recently met with representatives of L&B. During those meetings and in their letters, Mr. Jonathan Litt, the founder and CIO of L&B, has requested that the Board replace management, accept a slate of his trustee candidates for nomination (personnel unnamed), replace existing LXP trustees and establish a committee (50% comprised of L&B nominees) to evaluate strategic alternatives and CEO succession. As we do with all shareholder feedback, we will carefully consider and evaluate L&B’s suggestions, along with any potential trustee candidates.  Rest assured that we will remain sharply focused on completing the successful transformation of LXP, building upon our progress, capitalizing on momentum in the industrial real estate market and delivering the best possible results for shareholders.

Business Update

LXP’s portfolio transformation has been part of a comprehensive, multi-year plan to re-position the Company, including its portfolio, capital structure, and governance. We made a decision to transition from a diversified net-lease REIT (with office as our largest asset class) to a pure-play, single-tenant industrial REIT because we were, and remain, confident that within our demonstrated areas of expertise, industrial properties are the most attractive platform for income growth and capital appreciation for shareholders.

As a result of undertaking a transition to industrial, there have been short-term costs, in particular to our earnings and Funds from Operations (FFO) growth, which have been impacted by the sale of non-core assets at higher capitalization rates and the redeployment of proceeds into higher-quality, higher-growth industrial properties. Recent performance has proven that LXP’s leadership made the right call to deliver long-term growth and superior returns for shareholders, despite short-term dilution. LXP now has a more valuable portfolio, exciting growth prospects, a stronger balance sheet, and a more diverse and experienced Board. We believe that our Company’s future has never been so bright.

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Since December 31, 2015, shortly after the Board began its refresh, through June 30, 2021, LXP has:

•	Transitioned its portfolio from ~30% industrial assets[i] to ~94%iii
o	Sold $3.2bn of assets (including $2.6bn of non-industrial assets), booking aggregate consolidated gains of $876mm
o	Acquired $2.7bn of industrial assets

•         Significantly improved portfolio quality

o	From January 1, 2016 through September 1, 2021, according to Green Street, industrial cap rates have tightened by ~280bps, while office cap rates have widened by ~60bps
o	LXP’s next twelve months (NTM) Adjusted Funds from Operations (AFFO)iv multiple has expanded from 9.9x as of 12/31/2015 to 19.8x as of 10/01/2021

•	De-levered the balance sheet from 6.7x to 4.9xv, maintaining investment grade ratings, significant liquidity, and access to capital for growth; over this period, we:
o	Improved unencumbered Net Operating Income (NOI) from 69% to 91%, reducing LXP’s secured debt to gross assets ratio from 18% to 3%
o	Reduced LXP’s blended cost of debt by approximately 100bps to 3.1% at June 30, 2021, subsequently issuing $400mm of 2.375%, 10-year, senior unsecured notes
o	Increased the size of the Company’s revolving credit facility from $400mm of total capacity to $600mm

•	Returned ~$855mm to shareholders via common share dividends and common share repurchases (at an $8.02 average per share repurchase price)

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•	Added five new independent trustees since September 2015:
o	Claire A. Koeneman – corporate communications and public company governance expert
o	Lawrence L. Gray – real estate finance, investing and capital markets expert
o	Jamie Handwerker – equity REIT investing and analysis, and real estate finance and investing experience – other public company board experience
o	Howard Roth – real estate tax law and public accounting experience
o	Nancy Elizabeth Noe – public company governance and capital markets expert

The public markets have responded favorably to LXP’s successful transformation, particularly following 2018 when LXP surpassed the 50% mark for its industrial portfolio as a percentage of gross book value. Since the majority of the Company’s portfolio has been comprised of industrial assets:

•	LXP has outperformed the net lease industrial peersvi and the 2021 proxy competitor and size peer groupsii by 31 percentage points, 20 percentage points and 56 percentage points, respectively, for the period from 10/01/2018 to 10/01/2021 (as of October 31, 2019, LXP was classified as an industrial REIT in the MSCI and S&P GICS classifications, and as of December 23, 2019, LXP was classified as an industrial REIT for the FTSE Nareit US Real Estate Index series)

•	LXP’s total returns outperformed the Dow Jones U.S. Real Estate Office index by 68 percentage points over the same period – a validation of LXP’s strategy to sell office and transition into industrial real estate

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We have substantially completed LXP’s transformation to a single-tenant industrial REIT, while driving strong leasing results and maintaining balance sheet and financial flexibility. Our focus is on single-tenant industrial assets in targeted markets, which differentiates us from predominantly multi-tenant industrial REITs.

PATH FORWARD

With ongoing input from our shareholders, we have also established the groundwork for future growth.  We are currently executing on a number of important, value-enhancing initiatives including:

1.  Completing the transformation.  By year-end 2022, we expect to complete the full transition of LXP’s portfolio to 100% industrial assets.  This will allow LXP to fully capitalize on increased demand for logistics-focused real estate. We believe the growth in value of well-located, fully modernized warehouse/distribution real estate is just beginning – and LXP is poised to capitalize and benefit from this trend.

2.  Pursuing prudent external growth.  Consistent with LXP’s industrial sector focus, we will maintain our multi-channel growth strategy across four vectors:  acquisitions, build-to-suit, development, and sale-leasebacks.

•	In 2022, we expect our team to allocate additional resources to, and further sharpen its focus on, growing and improving LXP’s portfolio by acquiring new high-quality industrial warehouse/distribution assets in our target markets and select other markets with similar growth potential, and by continuing to generate above market risk-adjusted returns through expanding our development pipeline.
•	We believe our multiple avenues for growth, including our build-to-suit and development channels, ensure that LXP can continue to capitalize on value-creating growth opportunities – even in an increasingly competitive acquisitions market.

3.  Enhancing portfolio returns.  We believe our portfolio is well-positioned to continue driving substantial, sustained value creation. We are able to capitalize on exceptionally strong demand for well-located industrial warehouse and distribution facilities and command strong re-leasing rates. Most recently, in the second quarter of 2021, we increased industrial Base and Cash Base rents by 13% and 7%, respectively, as part of four lease extensions. We remain proactive in our portfolio management and seek opportunities to extend leases or re-lease to new tenants, as we recently did with a 2023 lease expiration, in which we replaced a move-out risk with a new 10.5 year lease term, growing the Base and Cash Base rent by approximately 32% and 27%, respectively. As of June 30, 2021, our industrial portfolio had a weighted average lease term of approximately seven years and was 51% leased by investment grade tenants.

4.  Continuing disciplined capital allocation.  We also expect to drive incremental returns through prudent investments, efficient allocation, and the opportunistic return of capital.

•	During our transformation, we have de-levered the Company’s balance sheet from 6.7x (at 12/31/2015) to 4.9x (at 6/30/2021) net debt to Adjusted EBITDA, received an upgrade from S&P to BBB- in June 2016, and returned approximately ~$855

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million to shareholders via common share dividends and common share repurchases from 12/31/2015 to 6/30/2021.

•	We reduced our dividend for the first quarter of 2019 from an annualized dividend of $0.71 per common share to an annualized dividend of $0.41 per common share to match our estimated taxable income and allow us to reinvest more capital into our business. Completing the transition to a pure-play, single-tenant industrial REIT will allow us to normalize our payout ratio and increase the current payout to shareholders.
•	We believe LXP is a very attractive investment and will continue to produce growing dividends, while maintaining a balanced capital allocation strategy and target leverage levels of 5.0-6.0x net debt to Adjusted EBITDA.
•	Furthermore, we have been and will remain disciplined in the sale of non-core assets, maximizing the value of each property rather than employing a “fire sale” approach, which requires no real estate expertise or management skills and is a destroyer of shareholder value.

5.  Enhancing corporate governance.  LXP continues to strengthen its Board composition and governance, with a focus on creating a diverse and experienced Board and tailoring LXP’s Board and governance to align with the Company’s strategic plan. We have a track record of refreshing our Board with diverse candidates who bring the right skills and experience for our Company. Since September 2015, we have added five new independent trustees with expertise in equity REIT investing and analysis, real estate finance and investing, capital markets, investor relations, public accounting, real estate tax law, and public company governance. We have significantly increased the Board’s diversity, adding three female trustees in that time, including the addition of Nancy Elizabeth Noe, a corporate governance expert, in May 2021. LXP’s ISS Governance Quality Score is a 1, the highest possible, and LXP’s average independent trustee tenure of 5.7 years as of June 30, 2021 is well below the S&P average of 7.9 yearsvii.

Board Composition Highlights
86%	71%	5	~5.7 yrs	43%
Independent Trustees	Real Estate Experience	Independent Trustees Added Since September 2015	Average Tenure of Independent Trustees	Gender Diverse

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6. Extending ESG leadership. With the support and oversight of our Board, we committed to building an ESG platform in 2019 and accelerated our efforts in 2020. Our Board and management have built an impressive ESG program centered on enhancing stakeholder value, reducing the Company’s environmental impact, attracting and retaining top talent, engaging and strengthening tenant relationships, and providing transparency to our stakeholders.

•	We recently established 10-year environmental targets, which include:
o	25% reduction in GHG emissions
o	25% reduction in energy consumption
o	15% reduction in water consumption
o	40% diversion rate
•	We have published clear objectives to guide our tenant and employee engagement – with a particular emphasis on well-being and diversity and inclusion.
•	We have aligned our ESG program with established frameworks including GRESB, GRI, INREV, and UN PRI. In December 2020, we became formal supporters of the Task Force on Climate-Related Financial Disclosures (“TCFD”), thus committing to implementing its recommendations.

We are excited to provide an update on our progress on ESG initiatives in the near future as ESG continues to be a top objective for our Board and management.

In short, we are confident that LXP’s transformation will continue to deliver superior value creation.  Our strategy has driven sustained outperformance, as evidenced by LXP’s improved portfolio quality, AFFO multiple expansion, and TSR performance.  We are very excited about the Company’s path forward and will, as always, continue to evaluate all opportunities to maximize shareholder value.

LXP has a strong management team, as demonstrated by its track record in executing the transformation and delivering sector-leading results. As a result of the steps we’ve taken, LXP is more valuable and better positioned to take advantage of the evolving landscape and the continuing strong demand for industrial real estate.

Your Board of Trustees and executive management team are confident that by continuing to manage and grow LXP’s portfolio, and by allocating capital prudently with a view to maximizing returns to shareholders, LXP will continue to be rewarded in the marketplace.

As always, we will keep you informed of our progress and look forward to our continuing dialogue with shareholders.  For more information and updates, please visit our website at www.LXP.com and follow us on social media.

Sincerely,

T. Wilson Eglin Chairman and Chief Executive Officer	Richard S. Frary Lead Independent Trustee

Source: Market data as of 10/01/2021, Wall Street Research, SNL

Definitions and reconciliations of non-GAAP financial measures are available in our Quarterly Supplemental Information, Second Quarter 2021, available on our website at www.LXP.com.

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ABOUT LEXINGTON REALTY TRUST

Lexington Realty Trust (NYSE: LXP) is a publicly traded real estate investment trust (REIT) focused on single-tenant industrial real estate investments across the United States. Lexington seeks to expand its industrial portfolio through build-to-suit transactions, sale-leaseback transactions, development projects and other transactions, including acquisitions. For more information or to follow Lexington on social media, visit www.lxp.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “estimates,” “projects,” “may,” “plans,” “predicts,” “will,” “will likely result” or similar expressions. Readers should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. In particular, the factors that could cause actual results, performances or achievements to differ materially from current expectations, strategies or plans include, among others, those discussed under the headings “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the periodic reports filed by Lexington with the Securities and Exchange Commission (the “SEC”). Copies of the periodic reports Lexington files with the SEC are available on Lexington’s website at www.lxp.com. Except as required by law, Lexington undertakes no obligation to publicly release any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Accordingly, there is no assurance that our expectations will be realized.

Important Additional Information and Where to Find It

In the event that Lands & Buildings files a consent solicitation statement or a proxy statement with the SEC in connection with a solicitation to, among other things, possibly remove trustees of Lexington Realty Trust (the “Solicitation”), Lexington plans to file a proxy statement or a consent revocation statement, as applicable (each, a “Solicitation Statement”), with the SEC, together with a WHITE proxy card or consent revocation card, as applicable. SHAREHOLDERS ARE URGED TO READ THE APPLICABLE SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT LXP WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

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IMPORTANT INFORMATION. Shareholders will be able to obtain, free of charge, copies of the Solicitation Statement, any amendments or supplements thereto and any other documents (including the WHITE proxy card or consent revocation card, as applicable) when filed by Lexington with the SEC in connection with the Solicitation at the SEC’s website (http://www.sec.gov) or at Lexington’s website at www.lxp.com within the investors section.

Certain Information and Where to Find It

Lexington, its trustees and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Solicitation. Additional information regarding the identity of these potential participants, none of whom owns in excess of one percent (1%) of Lexington’s shares, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the applicable Solicitation Statement and other materials to be filed with the SEC in connection with the Solicitation. Information relating to the foregoing can also be found in Lexington’s definitive proxy statement for its 2021 annual meeting of shareholders (the “2021 Proxy Statement”), filed with the SEC on April 8, 2021. To the extent holdings of Lexington’s securities by such potential participants (or the identity of such participants) have changed since the information printed in the 2021 Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

Contact:

Investor or Media Inquiries for Lexington Realty Trust:

Heather Gentry, Senior Vice President, Investor Relations

Lexington Realty Trust

Phone: (212) 692-7200

E-mail: hgentry@lxp.com

Media Contact:

Andrew Siegel / Jonathan Keehner

Joele Frank, Wilkinson Brimmer Katcher

T 212 355 4449

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i Based on gross book value, excluding held for sale assets.

ii Peer groups as defined in the April 2021 Definitive Proxy Statement (excludes Weingarten Realty Investors after its merger with Kimco Realty Corp.).

iii Reflects presentation and classification at time of reporting.

iv Based on analyst consensus AFFO estimates.

v Leverage reflects net debt / Adjusted EBITDA.

vi Primary peers and industrial net lease peers include STAG and MNR.

vii Source: 2020 Spencer Stuart Board Index.